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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 13, 2002 announcing DECISION OF FICORA ON PROCESSING OF INDENTIFICATION DATA AT SONERA CORPORATION.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 13, 2002, 1.00 p.m.

DECISION OF FICORA ON PROCESSING OF IDENTIFICATION DATA AT SONERA CORPORATION

        On October 11, 2002, the newspaper Helsingin Sanomat published detailed allegations according to which certain persons who are or were in the employ of Sonera's Corporate Security Unit violated the secrecy of communications in 2000 and 2001.

        In relation to the allegations made by Helsingin Sanomat, the Finnish Communications Regulatory Authority (FICORA) requested Sonera on October 11, 2002 to give an account of whether telecommunications identification data were used at Sonera in 2000 and 2001 contrary to the act on data security in telecommunications. On October 17, 2002, the FICORA supplemented its request and also requested Sonera to report on how the provisions of the act on data security in telecommunications and the regulation issued by the FICORA on information security of telecommunications operators have been observed at Sonera. Sonera replied to both of the requests by the due date.

        The FICORA has today issued its decision on the matter. The FICORA is of the opinion that, generally speaking, Sonera has attended to the data security of telecommunications according to law.

        As regards the management of information security and the processing of identification data, the FICORA finds that there are certain defects and obliges Sonera to bring the data security of telecommunications and the processing of identification data in the company into compliance with the act on data security in telecommunications and the regulation on information security of telecommunications operators. Particularly the documentation related to the processing of identification data and the monitoring of the processing should be rendered comprehensive. Sonera believes that the obligation set by the FICORA will be fulfilled by the project launched by the company in November 2002 for unifying the documentation and monitoring of processing of identification data within the whole Group.

        The FICORA also believes that there is reason to suspect that telecommunications identification data have been processed at Sonera contrary to the act on data security in telecommunications in 2000 - 2001. The FICORA will submit its decision to the police, who are already investigating the matter.

        As soon as the article was published in Helsingin Sanomat on October 11, 2002, Sonera requested the police to look into the allegations. In relation to this investigation, two employees of Sonera's Corporate Security Unit are currently held in imprisonment and one is held under arrest. Sonera is not an official party to the police investigation, and the company has no detailed information on the reasons that have led to the imprisonment or arrest.

        Sonera requests that any inquiries about the police investigation be directed at the National Bureau of Investigation, which is investigating the matter.

—Secrecy of communications is a sacred thing for Sonera, and we take the allegations made extremely seriously. The most important thing for Sonera is to have the matter investigated as thoroughly as possible to find out the truth. In order to ensure this, we have cooperated and will continue to cooperate fully with the authorities and help them in every way possible, says Harri Koponen, Sonera's President & CEO.

SONERA CORPORATION
Jari Jaakkola

Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 13, 2002, 1.00 p.m. DECISION OF FICORA ON PROCESSING OF IDENTIFICATION DATA AT SONERA CORPORATION
SIGNATURES